August 4, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel Branch Chief

Re:	JetBlue Airways Corporation Form 10-K for the Fiscal Year Ended December 31, 2005 Filed February 14, 2006 File No. 000-49728

Ladies and Gentlemen:

On behalf of JetBlue Airways Corporation, or JetBlue, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, or the Staff, regarding the above referenced filing set forth in the Staff’s letter dated July 24, 2006. For your convenience, we have repeated each of the comments set forth in the Staff’s letter followed by our responses to that comment.

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 — Leases, page 53

1.	We have reviewed your response to our prior comment number 3. However, we do not believe that you have fully addressed the concerns raised in our prior comment. Given the amount of proceeds generated from your 2005 and 2006 sale and leaseback transactions, please specifically disclose the amount of gains or losses from your sale and leaseback transactions that have been deferred and the period over which these gains or losses will be recognized. Alternatively, please specifically disclose that the gains or losses from your sale and leaseback transactions are not material.

Response:   In 2005, the six sale and leaseback transactions that we entered into resulted in the deferral of approximately $6 million in related gains, which are being recognized over the 18 year lives of the related aircraft leases. Neither the deferred gains nor the annual amortization of the deferred gains related to these transactions were considered material to our 2005 financial statements. In future filings, if material, we will specifically disclose the amount of losses or deferred gains related to our sale and leaseback transactions and the related amortization periods. If not material, we will specifically disclose that the losses or deferred gains from these transactions are not material.

Note 4 — Assets Constructed for Others, page 54

2.	We have reviewed your response to our prior comment number 4. However, we do not believe that you have fully addressed the concerns raised in our prior comment. In your response, you state that subsequent to the construction period, you expect to account for your lease of the airport terminal as ‘‘a financing’’ under SFAS No. 66. Based upon your footnote disclosures, such accounting treatment appears to be similar to the accounting treatment used for a capital lease. However, we note per paragraph 28 of SFAS No. 13, leases involving terminal space and other airport facilities owned by a governmental unit ordinarily would be classified as operating leases. As such, please tell us what consideration has been given to paragraph 28 of SFAS No. 13, FIN 23, and EITF 99-13 in your analysis of the expected treatment of your terminal lease subsequent to the construction period. Assuming an adequate response to our comment, we believe that you should expand your disclosures in the MD&A section of future filings to discuss the expected accounting treatment of your airport terminal lease both during and subsequent to the construction period.

Response:   We agree with the Staff’s assessment that a lease of this nature, which includes the operation of an airport passenger terminal on government-owned property, is ordinarily classified as an operating lease as provided by FIN23 and Paragraph 28 of SFAS 13. However, since we are constructing this facility and not entering into the lease of an existing facility, GAAP requires that we refer to the guidance in EITF 97-10 for proper classification. EITF 99-13 addressed this apparent conflict in guidance and concluded that ‘‘the construction of government-owned properties subject to a future lease of the completed improvements should be included in the scope of Issue 97-10. Accordingly, if the lessee is deemed to have substantially all of the construction period risk as defined in Issue 97-10, the lessee should be considered the owner of the property for accounting purposes, with the subsequent sale-leaseback accounted for pursuant to Statement 98.’’

Applying the guidance in EITF 97-10, we have evaluated our new terminal lease at JFK and concluded, as described in our response dated May 19, 2006 to the Staff’s prior comment letter dated May 8, 2006, that we bear substantially all of the construction period risk; therefore, we are considered the owner of the project for accounting purposes.

We currently expect that we will not satisfy the SFAS 98 sale-leaseback criteria and thus not qualify for sale-leaseback accounting due to our continuing involvement in the property following the construction period, as evidenced by a collateralized letter of credit that we anticipate will be outstanding on the projected sale date. As a result, instead of applying sale-leaseback accounting, which would result in treatment as an operating lease, we must account for the transaction as a financing under SFAS 66.

As discussed with Ms. Cvrkel and Mr. Sears of the Staff in our telephone conversation on August 2, 2006, in future Form 10-Q and Form 10-K filings, we will expand the disclosure in our financial statements to include the specific reasons why we do not currently expect to qualify for sale and leaseback accounting upon construction completion. We will also expand our MD&A disclosure to include a more detailed discussion of our accounting treatment, consistent with our expanded footnote disclosure.

In connection with our above responses to the Staff’s comments, JetBlue acknowledges that:

•	JetBlue is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	JetBlue may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If any of our responses require further explanation, please do not hesitate to contact me at (203) 656-7604.

Sincerely,
/s/ HOLLY NELSON Senior Vice President and Controller (principal accounting officer)

Cc: Mr. Jeffrey Sears, Division of Corporation Finance